Exhibit 99.5

Statutory Financial Statements of SOPHiA GENETICS SA for the year ended December 31, 2021

SOPHiA GENETICS SA

Saint-Sulpice

Report of the statutory auditor

to the General Meeting

on the financial statements 2021

Report of the statutory auditor

to the General Meeting of SOPHiA GENETICS SA

Saint-Sulpice

Report on the audit of the financial statements

Opinion

We have audited the financial statements of SOPHiA GENETICS SA, which comprise the balance sheets as at 31 December 2021, statement of loss and notes for the year then ended, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements as at 31 December 2021 comply with Swiss law and the company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report.

We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall materiality: CHF 3,100 thousands

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates.

As key audit matter the following area of focus has been identified: Revenue from SOPHiA platform

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Overall materiality	CHF 3,100 thousands
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above CHF 310 thousands identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue from SOPHiA platform

Key audit matter	How our audit addressed the key audit matter

The entity has decided to apply the same accounting policy as the one used for the consolidated financial statements.

During the year ended December 31, 2021, the Company's revenue from the SOPHiA platform was CHF 23,757 thousands.

As discussed in note A.2 to the financial statements, the entity has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses for both arrangements. Two different margins have been determined by the entity, one for enrichment kits which are produced and one for enrichment kits which are purchased.

In our view, this is a key audit matter, as the determination of the stand-alone selling price is based to a large extent on estimates made by the entity.

We obtained and read the accounting memo and discussed with management the determination of the accounting treatment of the residual approach. We critically challenged the estimates used in the determination of the enrichment kit margin for both produced and purchased enrichment kits by comparing the peer group information included in management’s memo to publicly available information.

We assessed the appropriateness of the entity’s conclusions in the application of the accounting policy in accordance with the Swiss Code of Obligations.

We tested the application of the estimates throughout our revenue testing and as part of the enrichment kit cost testing. We noted no deviations from the two estimates management outlined in their accounting memo.

In addition, we performed a sensitivity analysis over the entity’s estimate of the margin applied to the enrichment kits to understand the impact on the timing of the revenue recognized.

Based on our procedures we consider management’s approach regarding the determination of the accounting treatment, the approach used to allocate the transaction price to the analyses and estimates used for the determination of the enrichment kit margin to be reasonable.

SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Responsibilities of the Board of Directors for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the entity to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Pierre-Alain Dévaud

Audit expert Auditor in charge	Audit expert

Lausanne, 15 March 2022

SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

SOPHiA GENETICS SA, Saint-Sulpice

Balance Sheets as of December 31,
	Note	2021	2020
		CHF	CHF
Current assets
Cash and cash equivalents		20,780,122	54,751,224
Short-term deposits		101,000,253	20,000,000
Trade accounts receivable		2,841,155	2,847,710
due from third parties	1	2,841,155	2,847,710
Other short term receivables		1,411,131	467,222
due from third parties		1,411,131	467,222
Inventory	2	5,226,185	2,971,968
Prepaid expenses and accrued income		3,540,844	812,836
Other current assets		90,666	41,477
Total current assets		134,890,356	81,892,437

Non-current assets
Financial assets		119,556,838	12,681,475
Long term loans to group companies	3	118,481,576	12,091,662
Guarantees		1,075,263	589,813
Investments in subsidiaries	4	20,248,029	15,382,935
Property and equipment	5	3,622,163	1,382,739
Intangible assets	6	6,641,464	4,008,632
Right-of-use assets	12	8,595,285	-
Other non-current assets		215,104	248,075
Total non-current assets		158,878,884	33,703,856
Total Assets		293,769,240	115,596,293

Current liabilities
Trade accounts payable		2,085,669	1,777,244
due to third parties		2,085,669	1,777,244
Short term interest-bearing liabilities		4,399,041	1,864,013
due to group companies	7	4,399,041	364,013
due to third parties	9	-	1,500,000
Other short term liabilities due to third parties	8	2,692,473	1,466,149
Lease liabilities, current portion	12	918,627	-
Accrued expenses		9,354,131	5,708,870
Deferred income		1,182,702	915,391
Total current liabilities		20,632,643	11,731,667

Interest bearing loan, long term portion	10	-	-
Long term liability to a shareholder	8	-	-
Lease liabilities, net of current portion	12	8,872,848	-
Long term accrued expenses	10	146,000	901,333
Total non-current liabilities		9,018,848	901,333
Total liabilities		29,651,491	12,633,000

Shareholders' equity
Share capital	11	3,192,880	2,397,785
Legal reserves		442,920,617	220,054,395
- Reserve from capital contributions	11	441,715,814	218,849,593
- Other capital reserves	11	1,204,803	1,204,803
Voluntary retained earnings
Loss brought forward		(119,488,888)	(74,365,187)
Loss for the year		(62,506,860)	(45,123,701)
Total shareholders 'equity		264,117,749	102,963,293
Total Liabilities and Shareholders' Equity		293,769,240	115,596,293

SOPHiA GENETICS SA, Saint-Sulpice

Statement of Loss for the financial year ended December 31,
	Note	2021	2020
		CHF	CHF
Revenue from sales of goods and services	13	24,362,198	16,222,390
Changes in inventory of finished goods and work-in-progress		552,963	4,949
Raw materials and supplies		(9,713,062)	(7,824,742)
Personnel expenses		(36,396,922)	(23,365,451)
Marketing and travel expenses		(2,487,081)	(1,726,116)
Professional fees		(8,661,123)	(3,867,619)
Depreciation of fixed assets		(1,749,032)	(595,166)
Amortization of intangible assets		(535,352)	(556,362)
Provision on loan to subsidiaries		—	—
IT Costs		(5,041,515)	(3,555,966)
Other operating expenses	14	(23,402,475)	(14,102,714)
Capitalized development costs		3,434,956	2,190,029
Operating Loss		(59,636,445)	(37,176,768)

Financial income		685,482	378,234
Financial expenses		(2,328,453)	(1,754,888)
Foreign exchange loss		(1,227,342)	(1,450,629)
Other non-operating income		35,458	60,718
Other non-operating expenses	15	(23,011)	(5,169,329)
Total other expenses		(2,857,866)	(7,935,895)

Loss before taxes		(62,494,311)	(45,112,663)

Taxes		(12,549)	(11,038)

Loss for the year		(62,506,860)	(45,123,701)

Notes to the statutory financial statements for the year ended December 31, 2021

A. Accounting principles applied in the preparation of the financial statements

A.1 General information

SOPHiA GENETICS SA (NASDAQ: SOPH) (“the Company”) is a limited liability healthcare technology company, incorporated on 18 March 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a cloud-based software-as-a-service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos.

Going concern basis

As of 31 December 2021 and 2020, the Company’s cash and cash equivalents and short-term deposits amounted to CHF 122 million and CHF 75 million, respectively. In addition, its outstanding debt amounted to only CHF 0 million and CHF 1.5 million as of 31 December 2021 and 2020, respectively. The Company’s loans consisted entirely of government-issued COVID loans with below-market interest rates, of which all have since been repaid as of 31 December 2021.

The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.

Share split

On 30 June 2021, the Company effected a one-to-twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Initial Public Offering

In July 2021, the Company completed its initial public offering (“IPO”) in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on 23 July 2021. The Company completed the IPO of 13,000,000 ordinary shares, at an IPO price of $18.00 per share, par value CHF 0.05. The aggregate net proceeds received from the IPO, net of underwriting discounts and commissions and offering expenses, was CHF 192.6 million. Immediately prior to the completion of the IPO, all then outstanding shares of preferred shares were converted into 24,561,200 shares of ordinary shares on a one-to-one basis.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare at a price of $18.00 per share, par value CHF 0.05. The aggregate net proceeds received from the private placement, net of offering expenses, was CHF 17.8 million.

On 25 August 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share, par value CHF 0.05. The aggregate net proceeds received from the greenshoe, net of underwriting discounts and commissions and offering expenses, was CHF 7.7 million.

A.2 Significant accounting policies

Basis of preparation

Compliance with the Swiss Code of Obligations

The financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations (Art. 957 to 963b CO, effective since 1 January 2013). Where necessary, comparatives have been adjusted to conform with changes in presentation in the current year.

Accounting policies

Inventory

Raw materials and finished goods are stated at the lower of cost calculated using the FIFO (first-in, first-out) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Investments in subsidiaries

Investments are stated at cost less provision for permanent impairment in value.

Property and equipment

Property and equipment include leasehold improvements, computer hardware, machinery and furniture and fixtures.

Property and equipment are shown on the balance sheets at cost less accumulated depreciation. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:

•	Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•	Computer hardware—Three to five years
•	Machinery and equipment—Five years
•	Furniture and fixtures—Five years

Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence.

Reviews of the carrying amount of the Company’s property and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.

Intangible assets

Intangible assets, which comprise costs linked with patents, development cost for internally developed software and implementation costs for purchased software, are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the assets (5 years for capitalized development costs). Research costs are expensed as incurred.

Development costs are composed of capitalized salaries and subcontractor’s expenses that are directly linked to the development of the platform and/or the algorithms and/or some submitted or envisaged patents.

Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale
•	Its intention to complete and its ability and intention to use or sell the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to measure reliably the expenditure during development

Leases

The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statement of income/loss on a straight-line basis over the lease term.

Revenue from sales of goods and services

Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers and (iii) when services, namely set-up programs, are performed.

Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms of up to 180 days. Therefore, contracts do not contain a significant financing component.

For multi-element arrangements the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.

SOPHiA Platform

The majority of the SOPHiA platform revenue is derived from each use of the SOPHiA platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA platform. Contract assets are recognized on the balance sheets as accrued contract revenue for any analyses performed by customers that have not been invoiced at the reporting period date. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.

Customers use the SOPHiA platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.

For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to Arrangements with multiple performance obligations below for how revenue is allocated between the performance obligations.

Deferred contract revenue balances relating to analyses not performed within 12 months from the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.

For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA platform partners within the clinical network and access their data through the SOPHiA platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA platform.

The Company also sells access to Alamut software products through the SOPHiA platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to The Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement

The Company also derives revenue from the SOPHiA platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.

The Company does enter into Biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution.

Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.

Workflow materials and services

Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA platform.

Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.

Arrangements with multiple performance obligations

The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA platform models.

The Company has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the SSP is based on an expected cost-plus-margin approach of the kit portion of the bundle.

The Company has determined that the SSP  for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative SSP is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.

The Company also has a small number of bundle contracts with a fixed term, generally four years, that also include providing the customer with DNA sequencing automation equipment, which the Company has determined is an leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. The Company has determined that it is a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of the leased equipment at the inception of the arrangement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for using the policies described above.

Comparative information

In 2021, IFRS 16 accounting treatment has been applied to the statutory financial statements for the year ended 31 December 2021. The 2020 comparative information does not reflect the IFRS 16 accounting treatment.

B.Information on the balance sheet and income statement items

1.	Trade accounts receiveable
(in CHF)	31 December 2021	31 December 2020
Accounts receivable	3,936,925	3,732,637
Provision for doubtful trade receivable	(1,095,770)	(884,927)
Net accounts receivable	2,841,155	2,847,710

2.	Inventory

(in CHF)	31 December 2021	31 December 2020
Raw materials	4,656,681	2,859,276
Work in progress and finished goods	1,293,149	740,186
Provision	(723,645)	(627,494)
Total	5,226,185	2,971,968

3.	Long term loans to group companies

	31 December 2021			31 December 2020
(in CHF)	Gross	Provision	Net	Gross	Provision	Net
SOPHiA GENETICS SAS	5,165,503	—	5,165,503	3,155,979	—	3,155,979
SOPHiA GENETICS Ltd	2,417,030	(1,295,501)	1,121,529	2,719,481	(1,266,051)	1,453,430
SOPHiA GENETICS INC	112,194,544	—	112,194,544	7,482,253	—	7,482,253
SOPHIA GENETICS INTERMEDIACAO DE NEGOCIOS EIRELI	—	—	—		—	—
Total	119,777,077	(1,295,501)	118,481,575	13,357,713	(1,266,051)	12,091,662

These balances relate to cash advances made by the Company to its fully owned subsidiaries to support their development. These advances bear interest and have no fixed repayment date.

In 2017 an impairment was recorded on advance made to SOPHiA GENETICS Ltd. Due to the low sales performance on the UK market since the creation of the UK legal entity, in 2017 the Company reviewed the carrying amount of the intercompany loan with SOPHiA GENETICS Ltd to determine whether there is any indication that this asset should be impaired. Based on Management estimate, at the end of 2017, the recoverable amount of the intercompany loan with SOPHiA GENETICS Ltd amounted to CHF 295’353. The impairment loss recognized was equal to the difference between the net book value and the recoverable amount, namely CHF 1’342’346.

In subsequent years SOPHiA Genetics UK was able to settle the outstanding 2017 balance, the revenue  grew from CHF 259’724 to CHF 856’036 in 2021, and the EBITDA improved in line with revenue. Additionally, in December 2020 the Company introduced transfer pricing policy appointing its affiliates as Limited Risk Distributors, which will allow them to earn a minimal guaranteed profit margin. As a result in 2021, based on Management’s estimate, no additional impairment was deemed required.

4.	Investments in subsidiaries

(in CHF except %)		Share in capital / voting rights		Net book value
Company	Domicile	31 December 2021	31 December 2020	31 December 2021	31 December 2020
SOPHiA GENETICS SAS	Bidart (France)	100%	100%	14,706,836	14,706,836
SOPHiA GENETICS Ltd	London (UK)	100%	100%	2	2
SOPHiA GENETICS INC	Boston (USA)	100%	100%	4,583,834	97
SOPHiA GENETICS S.R.L.	Milano (Italy)	100%	—%	10,675	—
SOPHIA GENETICS INTERMEDIACAO DE NEGOCIOS EIRELI	Sao Paulo (Brazil)	100%	100%	946,600	676,000
SOPHiA GENETICS PTY LTD	Brisbane (Australia)	100%	—%	82	—
Total				20,248,029	15,382,935

In January 2021, SOPHiA GENETICS SA transferred CHF 270’000 to SOPHiA GENETICS INTERMEDIACAO DE NEGOCIOS EIRELI as capital increase.

Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020. IBS has been merged into SOPHiA GENETICS SAS (France) effective 1 January 2020.

On 9 April 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.

On 27 May 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

In August and September 2021, SOPHiA GENETICS SA increased its investments by CHF 4.6 million as capital increase in SOPHiA GENETICS INC.

5.	Fixed assets

	31 December 2021			31 December 2020
(in CHF)	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Hardware	1,216,141	(841,969)	374,172	1,251,523	(828,299)	423,224
Office equipment & furniture	4,386,130	(1,138,139)	3,247,991	1,740,225	(780,710)	959,515
Total	5,602,272	(1,980,109)	3,622,163	2,991,747	(1,609,009)	1,382,739

In 2021, SOPHiA GENETICS entered into a 120-month lease for office space in Rolle. The Company invested over CHF 2 million in office equipment including leasehold improvements and furniture for the new site.

6.	Intangible assets

	31 December 2021			31 December 2020
(in CHF)	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Development - internal software	5,686,813	(559,260)	5,127,553	2,190,029	(99,800)	2,090,228
Patents & tradenames	16,577	(2,580)	13,997	16,577	(1,475)	15,102
Implementation -purchased software	2,613,365	(1,262,672)	1,350,693	2,494,288	(740,208)	1,754,080
Other intangibles	190,311	(41,090)	149,221	190,311	(41,090)	149,221
Total	8,507,065	(1,865,601)	6,641,464	4,891,204	(882,572)	4,008,632

7.	Short term interest bearing liabilities due to group companies

In 2020, the amount of CHF 364’013 relates to the intercompany payable to SOPHiA GENETICS INTERMEDIACAO DE NEGOCIOS EIRELI (Brazil).

In 2021, the balance relates to an intercompany payable to SOPHiA GENETICS SAS of CHF 1’369’684, to an intercompany payable to SOPHiA GENETICS INC of CHF 2’966’923 and to an intercompany payable to SOPHiA GENETICS INTERMEDIACAO DE NEGOCIOS EIRELI of CHF 62’434.

8.	Other short term liabilities due to third parties

The amount due to the Swiss pension fund was CHF 587’576 as at 31 December 2021 and CHF 784’519 as at 31 December 2020.

9.	Short term interest-bearing liabilities due to third parties

During 2020, the Company took advantage of financing opportunities put in place by the government in order to support businesses during the spread of the COVID-19 pandemic. On 26 March 2020 the Company was granted a CHF 500’000 loan from Credit Suisse maturing on 26 March, 2025. This loan carried an interest of 0% and was scheduled to be repaid in eight equal semi-annual installments starting on 26 September 2021. The Company decided to early repay this loan on 26 March 2021 using cash on hand.

On 29 May 2020 the Company was granted a CHF 1’000’000 loan from Credit Suisse maturing on 31 January 2021. This loan carried an interest of 1.175% and was repaid on maturity.

10.	Long term accrued expenses

In 2020, the amount of CHF 901’333 consisted mainly of the fair value of derivative payable to Triplepoint Capital upon public offering which was settle in September 2021.

In 2021, the amount of CHF 146’000 is related to restoration costs for the Rolle office.

11.	Share capital and reserves from capital contribution
(in CHF, except shares)	Number of shares	Share Capital	Conditional Share Capital	Capital contribution	Other capital reserves
1 January 2020	38,319,760	1,915,988	229,813	117,343,855	327,213
Share options exercised	319,000	15,950	(15,950)	967,586	—
Issue of share capital, net of transaction costs	9,316,940	465,847	50,240	100,538,153	—
Issue of share capital, net of transaction costs	—	—	—	—	877,590
31 December 2020	47,955,700	2,397,785	264,103	218,849,593	1,204,803
Sale of common stock in IPO, net of transaction costs	13,000,000	650,000	379,462	193,026,495	—
Sale of common stock in private placement, net of transaction costs	1,111,111	55,555	—	17,991,473	—
Sale of common stock in greenshoe offering, net of transaction costs	519,493	25,975	—	7,741,134	—
Share options exercised	1,271,300	63,565	(63,565)	4,107,119	—
31 December 2021	63,857,604	3,192,880	580,000	441,715,814	1,204,803

In the course of 2020, the Company issued 15,950 ordinary shares on the exercise of share options, which resulted in share premium of CHF 967’585.

On 29 May 2020 the Company registered 39’975 ordinary shares in respect of 34’725 ordinary shares issued on the exercise of options during 2019, as well as 5’250 ordinary shares issued on the exercise of options in 2020.

On 25 June 2020, the Company issued 283,224 Class F preferred shares of CHF 1 each, at a price per share of CHF 219.03, which resulted in share premium of CHF 61’751’329. On 23 September 2020, the Company issued 182,623 Class F preferred shares of CHF 1 each at a price per share of CHF 219.03, which resulted in share premium of CHF 39’817’292.

As at 31 December 2020, the share capital was composed of 2'397’785 shares of CHF 1 each, of which 1’169’725 ordinary shares, and 1’228’060 preferred shares. As at 31 December 2020, the total reserve from capital contribution amounted to CHF 218’849’593; out of which CHF 15’057’731 approved by the Swiss tax authority and CHF 203’791’862 remaining to be approved by the Swiss tax authority.

On 27 July 2021, the Company completed its IPO in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on 23 July 2021. The Company completed the IPO of 13,000,000 common shares, at the IPO price of $18.00 per share, par value CHF 0.05.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare. Gross proceeds from the private placement, before deducting estimated expenses payable, were CHF 18.4 million. The Company incurred CHF 0.4 million of issuance costs, resulting in net proceeds of CHF 18 million.

On 25 August 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share. The greenshoe resulted in additional gross proceeds of CHF 9.5 million. The Company incurred an additional CHF 0.8 million of additional issuance costs, resulting in net proceeds of CHF 7.7 million. With the addition of the underwriters’ option to purchase additional shares, the total number of shares sold in the Company’s IPO increased to 13,519,493 shares for aggregate gross proceeds, before deducting underwriting discounts and commissions and estimated fees and offering expenses, of CHF 223.6 million.

Immediately prior to the completion of the Company’s IPO and current with the private placement, the Company’s outstanding preferred shares converted on a one-to-one basis into ordinary shares.

Conditional share capital

In accordance with the Company’s articles of association, the Board of Directors may decide to increase the share capital under certain circumstances. The company may issue registered shares in favor of employees, agents, members of the Board of Directors according to the stock options plan.

On 25 June 2020, the Company decided to increase the existing conditional share capital by 50’240 ordinary shares of CHF 1 each and during the year 2020, 15’950 options were exercised.

As at 31 December 2020, the conditional share capital amounted to 264’103 ordinary shares of CHF 1 each.

On 9 June 2021, the conditional share capital was decreased from CHF 264,103 to CHF 200,538 pursuant to the issue of 63,565 ordinary shares with a nominal value of CHF 1.00 per share as a consequence of the exercise of 63’565 options during the period from 1 January 2021 to 30 April 2021;

On 29 June 2021, each ordinary share with a nominal value of CHF 1.00 was split into 20 shares with a nominal value of CHF 0.05 each; as a consequence, the conditional share capital amounted to CHF 200,538.00 allowing the issue of up to 4,010,760 ordinary shares with a nominal value of CHF 0.05 each;

On 26 July 2021, the conditional share capital was increased from CHF 200,538.00 to CHF 580,000.00 allowing the issue of up to 11,600,000 ordinary shares with a nominal value of CHF 0.05 each; and

Given the blackout period, no options were exercised between 1 May 2021 and 31 December 2021.

Other capital reserves

During 2020, the Company has reclassified CHF 877’589 of stamp tax paid on prior years’ capital increases from retained earnings to other capital reserves.

12.	Leases

On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 38,750 square feet with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company will gain access to 7,535 square feet on January 1, 2022 and the remaining 19,375 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than CHF 0.1 million in 2021, CHF 0.4 million in 2022, CHF 0.9 million in 2023, and CHF 1 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.

The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. As at December 31, 2021, the Company stated a ROU asset of  CHF 8.6 million and a lease liability of CHF 9.8 million. The difference between the ROU and lease liability of CHF 1.2 million is driven by lease incentives and expected restoration costs.

The 2020 comparative figures do not reflect the IFRS 16 accounting treatment.

13.	Revenue from sale of goods and services

(in CHF)	2021	2020
Revenue from third parties	21,601,122	13,564,459
Revenue from subsidiaries	2,761,076	2,657,931
Total	24,362,198	16,222,390

(in CHF)	2021	2020
SOPHiA Platform	23,757,213	15,453,944
Workflow materials and services	604,985	768,446
Total	24,362,198	16,222,390

14.	Other operating expenses

(in CHF)	2021	2020
Rent	211,591	1,082,342
Communication	192,223	159,635
License	1,727,786	1,551,914
Liability insurance	2,299,752	247,868
Bad debt provision	410,261	134,474
Small IT devices / Office supplies	754,516	309,029
Transportation & shipping	485,339	374,688
Custom duties and taxes	302,299	261,071
Intercompany recharge	16,486,483	9,653,891
Other	532,225	327,802
Total	23,402,476	14,102,713

15.	Other non-operating expenses

(in CHF)	2021	2020
Write off of intangible asset	—	5,152,630
Other	23,011	16,699
Total	23,011	5,169,329

In 2020, the amount of CHF 5 million is mainly related to write-off of previous years capitalized development costs. In an effort to align the statutory financial statements to IFRS, all pre-2020 capitalized development costs have been written off.

16.	Change of accounting standards

In 2021, IFRS 16 accounting treatment has been applied to the statutory financial statements for the year ended 31 December 2021 which had the following impact:

(in CHF)	31 December 2021
Assets
Right-of-use assets	8,595,285
Liabilities
Lease liabilities, current portion	918,627
Lease liabilities, net of current portion	8,872,848

31 December 2021
Rent	(732,606)
Interest Expense	159,664
Depreciation	1,010,574

C. Other information

1.	Full time equivalents

The annual average number of full-time equivalents was above 250 during FY 2021 and between 10 and 250 during FY 2020.

2.	Number of shares and options on shares for executive officers, directors and employees

	Shares		Options and RSUs - Granted in 2021
(in CHF, except for share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	43,788	563,140	2,205,131	14,308,789
Issued to employees(1)	19,777	254,344	929,513	7,285,902
Total	63,565	817,485	3,134,644	21,594,691

Share values are based on the Company’s closing share price of USD 14.10 (CHF 12.86) at 31 December 2021.

Equity awards are comprised of options and restricted share unit (“RSU“) awards. The fair value of the Company’s options is determined using the Black-Scholes Model and its RSU awards are valued using the closing share price of the Company’s common shares traded on the Nasdaq on the date of the award. Total shares are derived from the Company’s transfer agent’s records as at 31 December 2021.

3.	Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of 15 February 2022 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•	each of our executive officers and directors and persons nominated to serve in such positions; and
•	all executive officers and directors and persons nominated to serve in such positions as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from 15 February 2022 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.

The percentage of outstanding ordinary shares beneficially owned is computed on the basis of 63,898,164 ordinary shares outstanding as of 15 February 2022. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is SOPHiA GENETICS SA, Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland.

Principal Shareholders	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Alychlo NV(1)	6’993’800	10.95%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6’789’560	10.63%
Balderton Capital VI, S.L.P.(3)	3’361’880	5.26%
Executive Officers and Directors
Tomer Berkovitz	-	*
Jurgi Camblong	2’211’240	3.46%
Troy Cox	111’420	*
Kathy Hibbs	-	*
Didier Hirsch	-	*
Philippe Menu	10’000	*
Ross Muken	-	*
Vincent Ossipow	275’980	*
Milton Silva-Craig	78’760	*
Manuela da Silva Valente	20’000	*
Daan van Well	30’000	*
Zhenyu Xu	382’500	*
All executive officers and directors as a group (12 persons)	3’119’900	4.88%

*Less than 1% of our total outstanding ordinary shares.

(1)

This information is based solely on a Schedule 13G filed by Alychlo NV and Marc Coucke with the SEC on February 14, 2022. Marc Coucke is the principal shareholder, chairman and managing director of Alychlo NV. The principal business address of each of the foregoing persons or entities is Lembergsesteenweg 19, 9820 Merelbeke, Belgium.

(2)

This information is based solely on a Schedule 13G filed by Generation Investment Management LLP, Generation IM Sustainable Solutions III, GP Ltd and Generation IM Sustainable Solutions Fund III, L.P. with the SEC on February 15, 2022. The principal business address of each of the foregoing entities is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.

(3)

This information is based solely on a Schedule 13G filed by Balderton Capital VI, S.L.P. with the SEC on February 10, 2022. Balderton Capital General Partner VI, S.a.r.l. is the managing general partner of Balderton Capital VI, S.L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities. Adrian Rainey, Donatien-Xavier Martin and Marie Calinet are the managers of Balderton Capital General Partner VI, S.a.r.l. and may each be deemed to share voting, investment, and dispositive power with respect to these securities.

As of 15 February 2022, we had approximately 235 shareholders of record of our ordinary shares. We estimate that as of 15 February 2022, approximately 50.18% of our outstanding ordinary shares are held by 24 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering. Prior to our initial public offering, our principal shareholders were Alychlo NV, Generation Investment Management LLP and Balderton Capital VI, S.L.P., which held ordinary shares representing 14.2%, 13.8% and 6.8% of our outstanding ordinary shares prior to our initial public offering.

4.	Subsequent events

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the statutory financial statements were available to be issued. There were no material subsequent events.